Exhibit 77 D

Scudder Funds Trust
         Scudder Short Term Bond Fund
         Scudder Zero Coupon 2000 Fund

         The Fund may not invest more than 10% of its total assets in securities which are not readily marketable, the disposition of which is restricted under Federal securities laws, or in repurchase agreements not terminable within 7 days, and the Fund will not invest more than 10% of its total assets in restricted securities.